Filed by Essential Utilities, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Essential Utilities, Inc.

Commission File No.: 001-06659

Date: October 23, 2026

TO: All Essential Employees

FROM: Chris Franklin

SUBJECT: Integration Planning Update – Organizational Announcements, Day 1 Decisions & AW State Leadership Update

Colleagues,

As our integration planning efforts continue to progress, I want to share an important update on the final level of organizational announcements, the most recent decisions made regarding Day 1 priorities, as well as an update regarding American Water leadership changes.

Organizational Announcements – Final Level of Future Org

I’m pleased to share that final decisions regarding post-closing employment of all Essential Utilities employees and American Water employees have now been completed and communication of those outcomes will begin early next week. All employees, in both organizations, will have received communication (some verbal and some written), no later than Mid-November, about their employment status in the company after closing. For context, more than 99% of all Essential (Aqua and Peoples) employees will remain employed post-closing of the merger.

Due to the number of employees impacted by this communication, decisions are being communicated in several ways. There will be one-on-one conversations with employees whose roles will change or who will have a new leader.  Employees whose job will be substantially unchanged, which is most common, will receive confirmation of their role via a team meeting.  These communications and conversations will take place early next week well in advance of our planned closing, to provide timely clarity and support in planning for a successful integration.

This is an important milestone in our integration planning efforts, and I’m proud of the careful and intentional approach that was taken throughout the entire organizational process.

We will share additional details in our next town hall meeting. As a reminder, roles are not effective until the merger closes, which is still expected by the end of the first quarter of 2027.

Day 1 Priorities – More Decisions Made

Branding

As previously shared, Aqua states are expected to transition to the American Water brand through an expedited, phased approach, helping to create a clearer and more consistent experience for employees, customers, and stakeholders. Customer bills for Aqua will include an Aqua logo with the “An American Water Company” endorsement for a period of time. Peoples will move forward under its existing brand, with the “An Essential Utility Company” endorsement removed following the merger.

We are currently prioritizing key Day 1 branding needs, including PPE (e.g., safety vests and hard hat stickers) and Bryn Mawr HQ signage, with remaining building signage and fleet updates phased in after Day 1. Uniform transition will take place post-close as a regular course of business; meaning as new uniforms are needed, you will order American Water branded uniforms. In the meantime, we will not order any new Aqua logo apparel. American Water vests and stickers for hardhats will be delivered to all employees who are currently required to wear an Aqua uniform to begin using on Day 1.

IT

Most IT systems will remain unchanged on Day 1, however we will facilitate some integrations to enable cross-company collaboration (e.g., M365 tools), support critical business processes (e.g., Delegation of Authority approvals), and facilitate customer call transfers (in instances when customers contact the incorrect company).  This approach will prioritize business continuity and customer experience while enabling collaboration across the combined organization.

We will retain our email addresses on Day 1 and Aqua and Essential employees will transition to American Water email addresses in the months following close.  Peoples Gas employees will keep their existing email addresses for the foreseeable future.

Additional details on Day 1 IT tools and processes will be included in the Employee Experience Guide currently in development.

Progress continues to be made regarding ultimate end-state IT systems.  Planning decisions are expected in November and will be shared when finalized.

American Water Leadership Changes – Missouri & Illinois

I also wanted to share the following state leadership changes that were recently announced at American Water. Rich Svindland, president of Missouri American Water has resigned to pursue a new professional opportunity. Effective October 26, 2026, Rebecca Losli will be the President of Missouri American Water. With Rebecca’s move to Missouri, Brian Eisenloeffel has been named President of Illinois American Water.

We will share a list of state presidents as part of our next organizational announcement in the coming weeks.

Thank you for your continued work to serve our customers and communities.

Best,

Chris

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this communication are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words with prospective meanings such as “intend,” “plan,” “estimate,” “believe,” “anticipate,” “expect,” “predict,” “project,” “propose,” “assume,” “forecast,” “outlook,” “future,” “likely,” “pending,” “goal,” “objective,” “potential,” “continue,” “seek to,” “may,” “can,” “will,” “should” and “could,” or the negative of such terms or other variations or similar expressions. Forward-looking statements may relate to, among other things: statements about the benefits of the proposed merger, including future financial and operating results; the parties’ respective plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the merger and related transactions; the results of any strategic review; expected synergies of the proposed merger; the timing and result of various regulatory proceedings related to the proposed merger, and other general rate cases, filings for infrastructure surcharges and other governmental agency authorizations and proceedings, and filings to address regulatory lag; the combined company’s ability to execute its current and long-term business, operational, capital expenditures and growth plans and strategies; the amount, allocation and timing of projected capital expenditures and related funding requirements; the future impacts of increased or increasing transaction and financing costs associated with the proposed merger or otherwise, as well as inflation and interest rates; each party’s ability to finance current and projected operations, capital expenditure needs and growth initiatives by accessing the debt and equity capital markets and sources of short-term liquidity; impacts of the proposed merger on the future settlement or settlements of a party’s forward sale agreements, including potential adjustments to the forward sale price or other economic terms thereunder, and the amount of and the intended use of net proceeds from any such future settlement or settlements; the outcome and impact on other governmental and regulatory investigations; the filing of class action lawsuits and other litigation and legal proceedings related to the proposed merger; the ability to complete, and the timing and efficacy of, the design, development, implementation and improvement of technology and other strategic initiatives; each party’s ability to comply with new and changing environmental regulations; regulatory, legislative, tax policy or legal developments; and impacts that future significant tax legislation may have on each such party and on its business, results of operations, cash flows and liquidity.

These forward-looking statements are predictions based on currently available information, the parties’ current respective expectations and assumptions regarding future events that American Water Works Company, Inc. (“American Water”) and Essential Utilities, Inc. (“Essential Utilities”) believe to be reasonable. They are not, however, guarantees or assurances of any outcomes, performance or achievements, and readers are cautioned not to place undue reliance upon them. You should not regard any forward-looking statement as a representation or warranty by American Water, Essential Utilities or any other person that the expectation, plan or objective expressed in such forward-looking statement will be successfully achieved in any specified time frame, or at all. The forward-looking statements are subject to a number of estimates and assumptions, and known and unknown risks, uncertainties and other factors. Actual results may differ materially from those discussed in the forward-looking statements included in this communication as a result of the factors discussed in American Water’s Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission (the “SEC”) on February 18, 2026 (available at: ir.amwater.com), Essential Utilities’ Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 26, 2026 (available at: essential.co), and each party’s other filings with the SEC, and additional risks and uncertainties, including with respect to (1) the parties’ ability to consummate the proposed merger pursuant to the terms of the definitive merger agreement or at all; (2) each party’s requirement to obtain required governmental and regulatory approvals required for the proposed merger (and/or that such approvals may result in the imposition of burdensome or commercially undesirable conditions, including required dispositions, that could adversely affect the combined company or the expected benefits of the proposed merger); (3) an event, change or other circumstance that could give rise to the termination of the merger agreement; (4) the failure to satisfy or waive a condition to closing of the proposed merger on a timely basis or at all; (5) a delay in the timing to consummate the proposed merger; (6) the failure to integrate the parties’ businesses successfully; (7) the failure to fully realize benefits, efficiencies and cost savings from the proposed merger or that such benefits, efficiencies and cost savings may take longer to realize or be more costly to achieve than expected; (8) negative or adverse impacts of the announcement of the proposed merger on the market price of American Water’s or Essential Utilities’ common stock; (9) the risk of litigation, legal proceedings or other challenges related to the proposed merger; (10) disruption from the proposed merger making it more difficult to maintain relationships with customers, employees, contractors, suppliers, regulators, vendors, elected officials, governmental agencies, or other stakeholders; (11) the diversion of each party’s management’s time and attention from ongoing business operations and opportunities of such party on merger-related matters; (12) the challenging macroeconomic environment, including disruptions in the water and wastewater utility industries; (13) the ability of each party to manage its respective existing operations and financing arrangements on favorable terms or at all, including with respect to future capital expenditures and investments, operations, and maintenance costs; (14) changes in environmental laws and regulations regarding each party’s respective operations that may adversely impact such party’s businesses or increase the cost of operations; (15) changes in each party’s key management and personnel; (16) changes in tax laws that could adversely affect beneficial tax treatment of the proposed merger; (17) regulatory, legislative, local or municipal actions affecting the water and wastewater industries, which could adversely affect the parties’ respective utility subsidiaries; and (18) other economic, business and other factors, including inflation, interest rate fluctuations or tariffs. The foregoing factors should not be construed as exhaustive.

These forward-looking statements are qualified by, and should be read together with, the risks and uncertainties set forth above and the risk factors included in American Water’s and Essential Utilities’ respective annual and quarterly reports as filed with the SEC and in the definitive joint proxy statement/prospectus, as filed with the SEC on December 31, 2025 (available at: https://www.sec.gov/Archives/edgar/data/1410636/000119312525337598/d15683d424b3.htm), and readers should refer to such risks, uncertainties and risk factors in evaluating such forward-looking statements. Any forward-looking statements speak only as of the date this communication is first used or given. Neither American Water nor Essential Utilities has any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except as otherwise required by the federal securities laws. New factors emerge from time to time, and it is not possible for American Water or Essential Utilities to predict all such factors. Furthermore, it may not be possible to assess the impact of any such factor on American Water’s or Essential Utilities’ businesses, viewed independently or together, or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

Proposed Merger

For additional information regarding the proposed merger, please see American Water’s registration statement on Form S-4 (Registration No. 333-292182), which was declared effective by the SEC on December 30, 2025, and the other documents that American Water or Essential Utilities has filed or may file with the SEC.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.